November 28, 2006

John D. Reynolds

Assistant Director

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Dynamic Automotive, Inc., File No. 333-137277

Dear Mr. Reynolds:

Here follows our responses to your Comment Letter dated September 29, 2006. The questions raised by your comment letter are in bold and our answers to such question immediately follow each question. The Registration Statement has been amended and filed accordingly.

Financial Statements for the Period August 29, 2005 (Inception)_through June 30, 2006

Statement of Cash Flows, page 29

We note you have included your investment securities in the balance of cash and cash equivalents. Based upon your disclosures in Note 5, the $200 balance of investments does not meet the cash equivalent criteria set forth in paragraphs 8-9 of SFAS 95. Please revise the statement to eliminate this balance form the balance of cash and cash equivalents and disclose the acquisition of these securities in the body of the statement if you paid cash, or in a separate note to the statement if you issued non cash consideration.

ANSWER: We concur with your assertions regarding what we believe to be typographical error that appeared on a “DRAFT” copy of the Statement of Cash Flows. We are herewith filing an amended Form SB-2 that properly reports the investment in securities held for sale and cash at the end of the period.

Notes to the Financial Statements

Note 5 – Invests, page 33

We note that your investment securities make up a significant portion of your assets and that you have not disclosed your method of accounting for these securities. Revise the note to discuss your method of accounting for these securities and explain their valuation. Note that SFAS 115 does not apply to investments in equity securities that do not have readily determinable fair values. In your response, please tell us how you consider APB 18 (i.e. cost method vs. equity method.

ANSWER: We concur that with your findings that Note 5 should have been more expansive in it’s disclosures regarding the Issuer’s investing activities. Note 5 has been revised and is included herein with the Form SB-2a. Further we concur that SFAS 115 does not apply as neither of the Company’s investments in New Era or Silver State represent investments in issues that are quoted or traded on any recognized market. The Issuer’s investments were recorded on the cost basis as opposed to the equity method as described in APB 18 as neither investment represents an investment greater than 1% and in nether case does the Company exercise significant control.

Should your require any additional information do not hesitate to contact me at your discretion.

Sincerely,

/s/ Peter Dewhurst

Peter Dewhurst

President

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